Exhibit 99.4

Exhibit 99.4

INTRODUCTION | ABOUT SASOL
STRATEGIC OVERVIEW
CREATING VALUE
DELIVERING
GOVERNANCE AND REWARDS
ADMINISTRATION

# OUR DISTINCTIVE VALUE CHAINS

**We are a customer-centric organisation, providing chemical and energy solutions based on our unique proprietary technologies**

**BUSINESS MODEL** | **SOURCE** Feedstock/utilities | **PRODUCE** Leveraging unique technologies | **MARKET** Supplying customers globally

## SASOL CHEMICALS



**Source:**
- Coal and gas from Energy Operations
- Ethane, kerosene and aluminium
- Ethylene, kerosene, wax and aluminium

**Chemicals processes**

**Produce:**

### CHEMICALS AFRICA

| | |
|---|---|
| South Africa | Secunda, Sasolburg |

### CHEMICALS AMERICA

| | |
|---|---|
| United States | Lake Charles, Louisiana<br>Houston, Winnie, Greens Bayou, Texas<br>Tucson, Arizona |

### CHEMICALS EURASIA

| | |
|---|---|
| Germany | Brunsbüttel, Marl |
| Italy | Augusta, Terranova, Sarroch |
| China | Nanjing |
| Other | Slovakia |

**Market:**


Advanced Materials


Base Chemicals


Essential Care Chemicals


Performance Solutions

## SASOL ENERGY





**Source:** Coal — **Coal-to-liquids (CTL)**

### SOUTH AFRICA

| | |
|---|---|
| South Africa | Secunda |

**Source:** Natural gas — **Gas-to-liquids (GTL)**

### SOUTHERN AFRICA

| | |
|---|---|
| South Africa | Secunda |
| Mozambique | |

### MIDDLE EAST

| | |
|---|---|
| Qatar | Ras Laffan |

**Source:** Crude oil — **Refining**

### NATIONAL PETROLEUM REFINERS OF SOUTH AFRICA (PTY) LTD (NATREF)

| | |
|---|---|
| South Africa | Sasolburg |

**Market:**


Fuels


Gas


Coal


Electricity

**START-UP BUSINESS – INCUBATION PHASE**

## SASOL ecoFT



**Source:**
- Sustainable sources of carbon
- Renewable energy

**Power-to-X (PtX)***

### GLOBALLY

**Market:**
- Sustainable chemicals
- Sustainable fuels
- Low-carbon fuels

SASOL INTEGRATED REPORT 2022 9